                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                             Fort Bend Holding Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                   346824-10-S
                   -------------------------------------------
                                 (CUSIP Number)

                               Michael H. Richmond
                                President and CEO
                  The Woodlands Land Development Company, L.P.
                              2201 Timberloch Place
                           The Woodlands, Texas 77381
                                 (281) 719-6139
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 2, 1998
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

-----------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP NO. 34824-10-S                   13D                           PAGE 2 OF 6


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1      NAME OF REPORTING PERSON
       IRS. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              The Woodlands Land Development Company, L.P.;  #76-0543943

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a) [ ]
                                                                                                              (b) [ ]

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3      SEC USE ONLY


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4      SOURCE OF FUNDS*

                 OO

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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]


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6      CITIZENSHIP OR PLACE OF ORGANIZATION

                 Texas

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                     7    SOLE VOTING POWER

                          110,000 (1)
   NUMBER OF       --------------------------------------------------------------------------------------------------
    SHARES           8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY
      EACH         --------------------------------------------------------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                110,000 (1)
                   --------------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER


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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       110,000 (1)

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12     CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    [ ]



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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.6%

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14     TYPE OF REPORTING PERSON*

                 PN

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

--------
(1) The Woodlands Land Development Company, L.P., holds an option, which becomes exercisable on January 2, 1999, to convert its interest in Mitchell Mortgage Company L.L.C. into approximately 110,000 shares of Fort Bend Common Stock, based upon the current value of such interest.

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CUSIP NO. 34824-10-S                   13D                           PAGE 3 OF 6

Item 1.  Security and Issuer.

         This statement relates to the Common Stock, $0.01 par value per share ("Common Stock"), of Fort Bend Holding Corp., a Delaware corporation ("Fort Bend"). The principal executive offices of Fort Bend are located at 3400 Avenue H, Rosenberg, Texas 77471.

Item 2.  Identity and Background.

(a)-(c) This statement is filed on behalf of The Woodlands Land Development Company, L.P. (the "Reporting Person"). The Reporting Person is primarily engaged in the business of land development.

         The Woodlands Land Company, Inc. ("TWLC") and MS TWC, Inc. ("MSTWC") (MSTWC together with TWLC, the "General Partners") are the sole general partners of the Reporting Person. Each of the General Partners are in the principal business of acting as the Reporting Person's general partner.

         The business address of the Reporting Person is 2201 Timberloch Place, The Woodlands, Texas 77381. The business address of TWLC is 306 West 7th Street, Suite 1025, Fort Worth, Texas 76102. The business address of MSTWC is 1585 Broadway, 37th Floor, New York, NY 10036.

(d) During the last five years, neither the Reporting Person nor the General Partners have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person nor the General Partners have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which, was or is to subject either the Reporting Person or the General Partners to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The Reporting Person is a limited partnership organized under the laws of the State of Texas. Each of the General Partners is a corporation organized under the laws of the State of Texas.

Item 3.  Source and Amounts of Funds or Other Consideration.

         Pursuant to a letter agreement, dated January 1, 1997 (the "Letter Agreement"), the Reporting Person's 49% ownership interest in Mitchell Mortgage Company L.L.C. ("New Mitchell"), a 51% owned subsidiary of Fort Bend Federal Savings and Loan Association of Rosenberg (a wholly owned subsidiary of Fort
Bend), became convertible (at the Reporting Person's option) in whole, but not in part, at any time between January 2, 1999 and January 2, 2002


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CUSIP NO. 34824-10-S                   13D                           PAGE 4 OF 6

into shares of Common Stock of Fort Bend, at a conversion rate of 41.152 shares of Common Stock for each $1,000 of value of the Reporting Person's ownership interest in New Mitchell (the "Conversion Right"). The Reporting Person's interest in New Mitchell is currently valued at approximately $2,673,163, which is convertible into 110,000 shares of Common Stock. The terms of the Letter Agreement limit the number of shares of Common Stock that the Reporting Person may receive upon exercise of the Conversion Right to 9.9% of the outstanding Common Stock. To the extent the Reporting Person's interest in New Mitchell would be convertible into shares of Common Stock in excess of 9.9% of the outstanding Common Stock, Fort Bend will pay such excess to the Reporting Person in cash, based upon the book value of the Reporting Person's interest in New Mitchell.

Item 4.  Purpose of Transaction.

         The Reporting Person acquired the Conversion Right for investment purposes, and the Reporting Person intends to review continuously and monitor its investment in Fort Bend. The Reporting Person has the right under the Letter Agreement, with certain limitations, to cause Fort Bend to register the shares of Common Stock issuable upon exercise of the Conversion Right for sale or distribution pursuant to the Securities Act of 1933, as amended ("Securities Act"). The Reporting Person has no current intention to transfer or otherwise dispose of the Conversion Right or the underlying shares of Common Stock, except in connection with the proposed merger of Fort Bend with Southwest Bancorporation of Texas, Inc. pursuant to that certain Agreement and Plan of Merger dated October 20, 1998.

         Except as otherwise set forth above, the Reporting Person has no plans or proposals which relate to or would result in any of the matters or transactions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) As of the close of business on November 2, 1998, the Reporting Person beneficially owned (within the meaning of Rule 13d-3(d)(1)) 110,000 shares of Common Stock of Fort Bend, which constitute approximately 5.6% of the issued and outstanding shares of Common Stock (as calculated in accordance with such Rule), based upon 1,866,304 shares issued and outstanding (as represented in Fort Bend's Current Report on Form 8-K filed October 23, 1998). The number of shares of Common Stock that the Reporting Person will beneficially own in the future will automatically increase or decrease as the value of the Reporting Person's interest in New Mitchell increases or decreases.

(b) The Reporting Person does not have the power to vote or direct the vote of, or the power to dispose or direct the disposition of, shares of Common Stock unless or until the Reporting Person exercises the Conversion Right. Upon such exercise, the Reporting Person will have the sole power to vote and dispose of the shares of Common Stock received upon such exercise.



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CUSIP NO. 34824-10-S                   13D                           PAGE 5 OF 6

(c) Neither the Reporting Person nor the General Partners have purchased or sold shares of the Common Stock during the past sixty (60) days.

(d) No other person has the right or the power to direct the receipt of dividends or the proceeds from the sale of the securities reported herein.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The Letter Agreement, dated January 1, 1997, by and among The Woodlands Corporation, Mitchell Mortgage Company, Fort Bend Holding Corp. and Fort Bend Savings and Loan Association of Rosenberg provides, among other things, for the exchange of the Reporting Person's interest in New Mitchell for shares of Fort Bend Common Stock and certain piggyback registration rights relating to the shares of Fort Bend Common Stock receivable upon the exercise of the Conversion Right. The Reporting Person is the successor in interest to The Woodlands Corporation and Mitchell Mortgage Company.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof and between such persons and any other person with respect to any shares of Common Stock of Fort Bend of the character described in Item 6 of
Schedule 13D.

Item 7.  Material to be Filed as Exhibits.

         1. Letter Agreement, dated January 1, 1997, by and among The Woodlands Corporation, Mitchell Mortgage Company, Fort Bend Holding Corp. and Fort Bend Federal Savings and Loan Association of Rosenberg.


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CUSIP NO. 34824-10-S                   13D                           PAGE 6 OF 6


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


November 9, 1998
                                         THE WOODLANDS LAND
                                         DEVELOPMENT COMPANY, L.P.

                                         By: The Woodlands Operating Company,
                                         L.P., its authorized agent


                                         By: /s/ MICHAEL H. RICHMOND
                                            ------------------------------------
                                               Michael H. Richmond, President
                                                         and CEO